Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Merix Corpation
Securities Act File No.: 001-33752
[Viasystems Customer Email]

David M. Sindelar
Chief Execuitve Officer

February 9, 2010

To Our Valued Customers:

Because you are a valued customer of Viasystems, I’m writing to give you an update regarding the merger of Merix Corporation (NASDAQ:MERX) with Viasystems, first announced in October.  We are pleased to tell you that yesterday the shareholders of Merix voted to approve the merger.  Therefore we expect to complete the transaction shortly, creating a powerful, world-class company with a complementary match-up of capabilities in both the fabrication of Printed Circuit Boards (PCBs) and Electro-Mechanical Solutions.

The merger brings together industry-leading PCB technology and quick-turn capabilities in North America and Asia to help speed your products to market, with extensive manufacturing capacity to serve you.  It also brings together a strong executive management team and world-class engineering and technical support resources.

Our focus remains on you, our customer, and on our commitment to quality products and services.  Your Viasystems program manager/sales representative will be happy to talk with you about opportunities to serve you better.  I too am always ready to listen to your calls and thoughts on how we can be a better business partner for you.

We are proud to serve you, and we thank you for being our loyal customer.

Sincerely,

/s/ David M. Sindelar
David M. Sindelar

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise. Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to: legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth under the heading “Item 1A. Risk Factors” on Form S-4 filed by Viasystems Group, Inc.  with the Securities and Exchange Commission (“SEC”) on December 29, 2009, and in the Quarterly Report on Form 10-Q of Merix for the quarter ended November 28, 2009, which was filed with the SEC on January 13, 2010, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.